# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: EXXARO RESOURCES LTD, CIK 0001161863
CUSIP: ZAE000084992
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: ROGER DYASON ROAD, PRETORIA WEST 0183, PRETORIA, South Africa (T3), 0001
Date of event which requires filing of this statement: 11/11/2026
Filed by CIK 0000928785
Persons authorized to receive notices and communications: Malcolm Ryan, 30 Baker Street, Rosebank, Johannesburg, South Africa (T3), 2196, 27114154465

## Reporting persons
- STANDARD BANK OF SOUTH AFRICA LTD (CIK 0000928785): type of reporting person: broker-dealer (BD), investment company (IV), investment adviser (IA), bank (BK); citizenship or place of organization: South Africa (T3); source of funds: bank loan (BK), personal funds (PF); sole voting power 11,769,816; shared voting power 0; sole dispositive power 11,769,816; shared dispositive power 0; aggregate amount beneficially owned 11,769,816 (5% of the class)
  Comment: Standard Bank Group (SBG) and its subsidiaries including SBG Securities, Melville Douglas, Liberty Group, Stanlib Asset Management and Standard Bank Jersey may in the ordinary course of their independent trading activities, acquire or hold equity securities in other issuers. SBG is obliged to aggregate all equity securities held across its Subsidiaries and to submit the requisite statutory disclosure upon the attainment of any prescribed threshold.
  
  Please note that each SBG subsidiary's holdings is managed independently by the respective Subsidiaries and do not constitute as any strategic investment by the Group.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: EXXARO RESOURCES LTD
Address of issuer's principal executive offices: ROGER DYASON ROAD, PRETORIA WEST 0183, PRETORIA, South Africa (T3), 0001
Comment: Standard Bank is a licensed bank and Financial Service provider in South Africa. SBG Securities (Pty) Ltd is a subsidiary of the Standard Bank Group and operates as the equity broker for the Group and is a member of the Johannesburg Stock Exchange (JSE) and A2X Exchange in South Africa. As part of the Group's trading, investment and hedging activities, it may hold equity positions from time to time.

## Item 2. Identity and Background
Name of person filing:
Name: Standard Bank Group
Entity Type: Publicly listed Company
Residence or business address: Address: 30 Baker Street, Rosebank, Johannesburg 2196
Present principal occupation or employment: Standard Bank is a licensed bank and Financial Service provider in South Africa. SBG Securities (Pty) Ltd is a subsidiary of the Standard Bank Group and operates as the equity broker for the Group and is a member of the Johannesburg Stock Exchange (JSE) and A2X Exchange in South Africa. As part of the Group's trading, investment and hedging activities, it may hold equity positions from time to time.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: South Africa

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Standard Bank is a licensed bank and Financial Service provider in South Africa. SBG Securities (Pty) Ltd is a subsidiary of the Standard Bank Group and operates as the equity broker for the Group and is a member of the Johannesburg Stock Exchange (JSE) and A2X Exchange in South Africa. As part of the Group's trading, investment and hedging activities, it may hold equity positions from time to time.

## Item 4. Purpose of Transaction
Purpose of transaction: Standard Bank is a licensed bank and Financial Service provider in South Africa. SBG Securities (Pty) Ltd is a subsidiary of the Standard Bank Group and operates as the equity broker for the Group and is a member of the Johannesburg Stock Exchange (JSE) and A2X Exchange in South Africa. As part of the Group's trading, investment and hedging activities, it may hold equity positions from time to time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate Number: 11,769,816
Percentage: 5%
Number of shares as to which each person has sole or shared power to vote or dispose: Number of shares = 11,769,816
Transactions in the class effected during the past sixty days: Standard Bank is a licensed bank and Financial Service provider in South Africa. SBG Securities (Pty) Ltd is a subsidiary of the Standard Bank Group and operates as the equity broker for the Group and is a member of the Johannesburg Stock Exchange (JSE) and A2X Exchange in South Africa. As part of the Group's trading, investment and hedging activities, it may hold equity positions from time to time.
Other persons with the right to receive dividends or sale proceeds: Standard Bank is a licensed bank and Financial Service provider in South Africa and is a public company which is listed on the Johannesburg Stock Exchange (JSE).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Standard Bank is a licensed bank and Financial Service provider in South Africa. SBG Securities (Pty) Ltd is a subsidiary of the Standard Bank Group and operates as the equity broker for the Group and is a member of the Johannesburg Stock Exchange (JSE) and A2X Exchange in South Africa. As part of the Group's trading, investment and hedging activities, it may hold equity positions from time to time.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not Applicable

## Signatures
- STANDARD BANK OF SOUTH AFRICA LTD: Malcolm Ryan, Global Markets Compliance (11/12/2026)